                                                           File No. 70-8941

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549
                                    FORM U-1

                                   AMENDED
                           APPLICATION OR DECLARATION
                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                       ALLEGHENY POWER SERVICE CORPORATION
                              800 Cabin Hill Drive
                              Greensburg, PA 15601

                            MONONGAHELA POWER COMPANY
                              1310 Fairmont Avenue
                               Fairmont, WV 26554

                           THE POTOMAC EDISON COMPANY
                              10435 Downsville Pike
                              Hagerstown, MD 21740

                             WEST PENN POWER COMPANY
                              800 Cabin Hill Drive
                              Greensburg, PA 15601


(Name of company or companies filing this statement and addresses of principal executive offices)


                        ALLEGHENY POWER SYSTEM, INC.
                        10435 Downsville Pike
                        Hagerstown, MD 21740


(Name of top registered holding company parent of each applicant or declarant)

                              Thomas K. Henderson, Esq.
                              Vice President
                              Allegheny Power
                              10435 Downsville Pike
                              Hagerstown, MD 21740


(Name and address of agent for service)

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                               TABLE OF CONTENTS
   ITEM 1.  Description of Proposed Transaction                    1

      I.  Restructuring                                            2
            A. Consolidation and Reengineering of Functions        3

                  1.  Restructuring of Electric Utility
                        Company Functions                          4

                        a.  Operating Business Unit                4
                        b.  Retail Marketing                       5
                        c.  Corporate Affairs                      5

                  2.  Restructuring of Bulk Power Supply           5

                        a.  Generation Business Unit               6
                        b.  Transmission Business Unit             6
                        c.  Planning and Compliance Business
                              Unit                                 7

                  3.  Restructuring of Corporate Services          7

            B.  AYP Capital, Inc.                                  16
            C.  Reasons for Restructuring                          17
            D.  Control over APSC                                  20
            E.  Cost Allocation                                    24
            F.  Proposed Amendment to Service Agreements           26

      II.  Electric Utility Companies Providing Services to
           One Another                                             26

            A.  Operations Services                                27
            B.  Customer Service Center                            29
            C.  Office Services/Mail Payment                       29

      III.  All System Companies Allocation Factor                 29

      IV.   Compliance with Rule 54                                30

ITEM 2.  Fees, Commissions, and Expenses                           32

ITEM 3.  Applicable Statutory Provisions                           32

ITEM 4.  Regulatory Approval                                       32

ITEM 5.  Procedure                                                 33

ITEM 6.  Exhibits and Financial Statements                         33

ITEM 7.  Information as to Environmental Effects                   34

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

                                  INTRODUCTION

      Allegheny Power Service Corporation (APSC), a wholly-owned subsidiary service corporation of Allegheny Power System, Inc. (APS, Inc.), a holding company registered under the Public Utility Holding Company Act of 1935 (1935
Act), proposes to amend Exhibit I (Proposed Amendment) to its Service Agreements with Monongahela Power Company, an Ohio corporation with general corporate offices in Fairmont, West Virginia (Monongahela), The Potomac Edison Company, a Maryland and Virginia corporation with general corporate offices in Hagerstown, Maryland (Potomac Edison), and West Penn Power Company, a Pennsylvania corporation with general corporate offices in Greensburg, Pennsylvania (West Penn), (collectively, the Electric Utility Companies). The Proposed Amendment reflects changes in the scope of services provided by APSC to the above-referenced companies, which are all subsidiaries of APS, Inc.
The changes are in large part a further consolidation of services already performed by APSC. Some of these changes began on January 1, 1996; the bulk of the changes commenced as of July 1, 1996.

      In addition, the Electric Utility Companies propose to enter into a Service Agreement among themselves, which is similar to the existing APSC Service Agreements. This Agreement will allow the Electric Utility Companies to perform services for one another and properly allocate the costs of such services.
      Finally, APSC requests authority to use an existing allocation factor for unregulated subsidiaries of APS, Inc.

I.  RESTRUCTURING

      In 1995, APS, Inc. announced its intention to undertake a restructuring designed to consolidate and reengineer its operations to better meet the competitive challenges of the changing electric utility industry and remain the energy supplier of choice in the future for its customers. On or about January 1, 1996, APSC began to realign its organization to create distinct power generation and energy transmission and distribution groups. As of July 1, 1996, the Electric Utility Companies restructured, including the reengineering of processes and the consolidation of functions with services already provided by APSC. In addition, although they have not changed their legal corporate names, nor altered in any manner ownership of capital assets, the Electric Utility Companies began doing business under the trade name "Allegheny Power" as of September 1, 1996.

      The restructuring is an effort to further control costs, operate more efficiently, and prepare for the anticipated increase in retail and wholesale competition among suppliers of electricity, beginning with the Energy Policy Act of 1992. Allegheny Power's goal is to expand by attracting new customers to its service area and, to the extent legally permitted, to aggressively pursue new business within and outside its service area, using its resources efficiently and capitalizing on its competitive strengths. The restructuring process, for the most part, should be completed by the end of 1996, although Allegheny

Power now embraces business process reengineering and continuous improvement as a way of life.

      Allegheny Power expects to realize a number of benefits from its restructuring. Beginning in 1996 and continuing into the future, increased efficiencies and synergies are expected to result from the elimination of layers of management and the elimination of previously duplicated functions. The flattening, streamlining and consolidation of functions within the organization will lead to enhanced efficiency and communication, which should translate into a reduction in the rate of growth in operating and maintenance costs and thereby minimize the need for future rate increases.

      A.  Consolidation and Reengineering of Functions

      In general, the restructuring consolidated in APSC certain functions which previously were either performed separately by employees of each of Allegheny Power's three Electric Utility Companies, or by employees of the three Electric Utility Companies along with employees of APSC. Allegheny Power has been restructured into the following functional units: Operating Business Unit; Retail Marketing; Corporate Affairs; Generation Business Unit; Transmission Business Unit; Planning and Compliance Business Unit; and Corporate Services, which serves the business units. The restructuring did not involve the formation of any new legal entities, nor did it require the writedown of any rate base assets. No capital assets were transferred among companies within Allegheny Power in connection with the restructuring.

      The overall goals of the restructuring have been to realign functions by process and consolidate functions where feasible. The following briefly describes the restructured functions.

            1.  Restructuring of Electric Utility Company Functions

      Most of the functions which were performed exclusively by the Electric Utility Companies have been consolidated into three units: 1) the Operating Business Unit (OBU); 2) Retail Marketing business unit; and 3) Corporate Affairs. The Vice Presidents of these groups all report to a Senior Vice President of APSC, who also holds the title of President of each of the Electric Utility Companies. Some of the main goals of the restructuring of these functions include establishing a team-oriented environment, maintaining fewer layers of management, establishing broader job classifications, and establishing an integrated work management system to schedule, design, track, and finish jobs.

                  a.  Operating Business Unit

      The OBU is administered by one Vice President and ten process directors. Teams of employees handle various processes from start to finish. The processes covered include: respond to electric service requests, restore service, ensure reliable service, manage the revenue stream, manage resources, and respond to customer inquiries. Instead of the 21 divisions comprising the service territory of the Electric Utility Companies before restructuring, the service area of the OBU is divided into seven administrative regions which are staffed and serviced by teams consisting of employees of APSC and employees of the Electric Utility Companies.

     At present, many physical employees, including all of the union work force, remain employees of the Electric Utility Companies.<F1>

      The OBU will also include a consolidated state-of-the-art Customer Service Center located in Fairmont, which will be the
"front door" to the new organization and will handle calls or forward them to members of the appropriate process teams. All non-union OBU employees will be APSC employees by January 1, 1997.

                  b.  Retail Marketing

      Retail Marketing functions are performed by a Vice President, three General Managers (residential, industrial, and commercial), and their staffs. This business unit has responsibility for acquiring and maintaining customers. To the extent legally permissible, this group aggressively markets new products and services to meet customers' needs.

                  c.  Corporate Affairs

      Corporate Affairs functions are handled by three Vice
Presidents, one located at each general corporate office, and their staffs. These employees will maintain active community and state regulatory relations.

            2.  Restructuring of Bulk Power Supply

      The Bulk Power Supply (BPS) section of APSC underwent a process redesign, effective January 1, 1996, which created distinct generation, transmission, and planning and compliance

<F1>  Although they will remain employees of the Electric Utility
Companies, as of January 1, 1997, all union employees will be paid and receive benefits through APSC.

business units, and resulted in a reduction in work force of about 170 employees. The restructuring of BPS combined the services that it was already providing to the Electric Utility Companies into three functional business units: Generation Business Unit
(GBU), Transmission Business Unit (TBU), and Planning and Compliance Business Unit (P&CBU). These business units are each headed by a Vice President of APSC. The Vice Presidents of the GBU, TBU, and P&CBU all report to a Senior Vice President of APSC. Various administrative and other support services will continue to be provided to these business units by other APSC departments. In the restructuring of BPS, no new entities were formed and no capital assets were transferred.

                  a. Generation Business Unit

      The GBU is responsible for ensuring that adequate generation is available to serve the native load customers of the Electric Utility Companies and other loads served by the GBU by employing their generating facilities and third-party generation obtained through marketing efforts. Its primary responsibilities include ensuring the cost-effective operation and maintenance of the Electric Utility Companies' generating units and providing the most economic mix of generation from available generating units and off-system purchases and sales.

                  b. Transmission Business Unit

      The TBU is responsible for ensuring that adequate high-voltage network facilities are available and on-line to reliably convey power produced from the power production operations run by, or procured by, the GBU to serve native load and other loads served by those operations. It will also engage in marketing efforts for sales of bundled and unbundled transmission services to nonaffiliates and will be responsible for accommodating requests for transmission service submitted by nonaffiliates who qualify as customers for that service under federal regulations. Finally, the TBU is responsible for maintaining the optimal economic balance on a real-time basis between native customer load and the output of the generation resources supplied by the GBU, as well as managing the various emission allowance resources of Allegheny Power.

                  c.  Planning and Compliance Business Unit

      The P&CBU provides strategic resource planning and engineering analysis of alternate transmission and generation resource options, environmental and regulatory issues management, environmental compliance oversight, research and development, and emerging technology development for Allegheny Power. Much of the work of this business unit will be accomplished through multi-functional, cross-organizational, teams yielding a more balanced solution to strategic problems.

            3.  Restructuring of Corporate Services

      The groups in this area provide certain corporate services to the business units and have been restructured in order to supply these services more efficiently. The following is a brief description of major changes to this area resulting from the restructuring.

                  a.    Accounting

      Historically, functions of the Accounting department have included general accounting, payroll, accounts payable, plant accounting, and taxes. These functions were performed at three locations (Greensburg, Fairmont, and Hagerstown) by employees of one of the Electric Utility Companies or employees of APSC. By January 1, 1997, all Accounting employees will be employees of APSC. The restructuring of the Accounting department also involves the following changes:

                        1)  General Accounting  - consolidated in
Greensburg and called Corporate Accounting. The consolidation is intended to eliminate duplicative activities, and certain non-general accounting tasks will be transferred to more appropriate sections (i.e., transportation accounting) in the near future.

                        2)  Payroll - consolidated in Greensburg.
The payroll process will be simplified, and paycheck production, including payroll taxes, may eventually be outsourced.

                        3)  Plant Accounting - consolidated in
Fairmont and called Asset Accounting. Billing and work order approval processes will be standardized and streamlined.

                        4) Taxes - consolidated in Greensburg. This department will place more emphasis on tax planning for the future.
                        5)  Accounts Payable - consolidated in
Hagerstown and called Payment Processing.

                  b.    Information Services

      Prior to the restructuring, this department was divided into four groups: Applications Development and Support; Technical Information Services and Network Support; EDP Operations; and EDP User Support and Research and Development. There was a decentralized system of user support that concentrated on designing most systems to the individual needs of each user.
These services were performed by APSC employees or Electric Utility Company employees located at Greensburg, Hagerstown and Fairmont.

      Information Services has been reorganized into three main groups: 1) Business Solutions Team - concentrating on applications acquisition, development, implementation, and maintenance; 2) Technology Operations Team - handling infrastructure planning, operation and maintenance; and 3) Customer Support Team - including customer services and support center. The Technology Operations Team (one Team Leader, 26 Specialists and 14 Technicians) and Business Solutions Team (46 Specialists) are located in Greensburg, Pennsylvania. The Customer Support Team is divided among the corporate centers, with four Specialists located in Fairmont, West Virginia; four Specialists located in Hagerstown, Maryland, and 14 Specialists, two Contract Coordinators, two Contract Assistants and one Technician located in Greensburg. Also, six Business Consultants are assigned to the major business units and will handle tasks from all three Information Services groups. As of January 1,

1997, all Information Services employees will be employees of APSC.

      Key changes to be implemented by the restructuring include the negotiation of service level agreements for specific projects with the various business units which will specify a certain level of service for specific services. The service level agreements are not intended to cover cost allocation. In addition, Information Services will be doing more direct billing of its services rather than using cost allocation.

                  c.    Financial Management

      Historically, Financial Management has provided the following services: capital management; forecasting of long-term financing;
insurance/risk management; corporate strategic planning; and financial planning.

      Major changes implemented by the restructuring include combining four budgeting groups and financial planning into a single financial management group. The consolidation is designed to eliminate duplicate efforts and reduce or eliminate hand-offs. In addition, the Risk Management function has been transferred to Treasury, and Financial Management has assumed long-term financial planning and cash forecasting from Treasury. As of January 1, 1997, all Financial Management employees will be APSC employees.

                  d.    Secretary/Treasurer

      This area has historically provided services involving: 1) Corporate secretarial functions, including Board of Directors matters, administration of the Electric Utility Companies' indentures, regulatory filings, and records and library management; and 2) Treasury functions, such as bank relations, cashier services, cash management (internal funding, cash forecasting, and external short-term borrowing and investing), credit and collections, cash and customer bill processing, and long-term financing. These functions were performed at all three corporate headquarters, by employees of the Electric Utility Companies.

      The restructuring of this area has produced the following key changes: The Corporate Secretary function is transferred to Legal Services; and Treasury assumed the risk management function from Financial Management and electronic commerce from Information Services. Treasury continues long-term financings, bank relations and cash management functions and is consolidated in Hagerstown.
As of January 1, 1997, all employees in these areas will be APSC employees.

                        e.  Investor Relations

      As of July 1, 1996, Investor Relations and Public Relations (originally part of the Administrative function at APSC and part of Customer Relations at the Electric Utility Companies) were transferred and consolidated to form External Relations, located
at Hagerstown.   As of October 1, 1996, External Relations was
combined with Communications (formerly under the authority of Corporate Affairs) to form Corporate Communications, which is responsible for internal and external communications, including advertising and stockholder publications. Investor Relations remains responsible for maintaining a favorable relationship between Allegheny Power and the financial community. As of January 1, 1997, all employees in these areas will be APSC employees.

                        f.    Audit Services

      Historically, this department has performed financial, contracts, and operations/consulting audits. Prior to the restructuring, Audits consisted of four divisions located at the three corporate general office locations. The Audit employees were either employees of one of the Electric Utility Companies or employees of APSC. As a result of the restructuring, Audit Services became one department and all Audit employees became APSC employees. The department will continue to perform the same types of services as it did prior to the restructuring, although during the transition process it is expected to devote additional attention to allocation and billing processes to ensure effective practices are maintained. It will also strive to become more customer-focused, reduce the process cycle time, and promote its consulting role.

                  g.    Supply Chain

      The Supply Chain functions include Purchasing, Stores, Fuel Accounting, and Accounts Payable. Historically, these functions were performed by employees of one of the Electric Utility Companies or employees of APSC, located at one of the three general corporate offices. As a result of the restructuring, Purchasing is named Procurement, and the employees performing this function have been organized into Client Service Provider Teams. Stores is named Materials Management and Distribution, and management of this function has been centralized at Connellsville, Pennsylvania, and at Hagerstown. In addition, Accounts Payable is now called Payment Processing and is consolidated in Hagerstown. All Supply Chain employees are currently APSC employees.

                  h.    Legal Services

      In the past, localized legal services were provided to the Electric Utility Companies by their own legal staffs, and the APSC legal department handled corporate matters or matters of more generalized interest to Allegheny Power. As a result of the restructuring, all Legal Services personnel are currently employees of APSC, and the attorneys are available to perform legal work for any Allegheny Power company. The local presence of Legal Services personnel in each general corporate office has been maintained, and the Legal Services staff has been organized into teams, the members of which are available to handle questions or issues related to specific legal subjects.

      Claims is also part of Legal Services. The functions of this group have traditionally been performed by employees of each Electric Utility Company, either at the general corporate offices of each company or at the former division offices. As a result of the restructuring, the Claims functions are performed by full-time APSC employees located at each general corporate office and certain field locations.

      In addition, responsibility for the functions of the Corporate Secretary has been placed under Legal Services.

                  i.  Regulation and Pricing

       The functions of the Rates department have included: Costing
- providing cost of service allocations by jurisdiction and/or customer class using load research data; Pricing Support - Establishing and implementing charges for company services; Regulatory Management - assembling and providing primary support for regulatory filings while maintaining direct contacts with commission staffs; and Billing - rendering reliable and accurate bills to retail and wholesale customers. These functions were performed by employees of the Electric Utility Companies and by employees of APSC. As of January 1, 1997, all of the responsibilities of this department, which is now known as Regulation and Pricing, will be performed entirely by APSC employees. The Costing and Pricing Teams are consolidated in Greensburg, the Financial Analysis Team is consolidated in Hagerstown, and the Fuel and Capital Recovery Team is consolidated in Fairmont. In addition, the routine rate applications function is transferred to the OBU, and the responsibility for billing controls is transferred to, and consolidated in, the OBU.

                  j.  Human Resources

      Human resources policies for all of Allegheny Power have traditionally been set by a Human Resources (HR) policy-making department at APSC. These policies were administered by separate HR departments of APSC and of each Electric Utility Company; each department was run by one of four HR Directors. As the result of the restructuring, a single HR Director, with the assistance of a two-person management team, will set and administer human resources policies system-wide. Various teams have been formed to handle Employee Development, Employee Relations, Medical Services, Rewards Systems, Staffing, and Technical and Administrative Support. This department is consolidated at Greensburg, but some HR employees, who are members of one or more of the above-listed teams, are located in the other general corporate offices to provide local support. All HR employees are currently APSC employees.

                  k.  Governmental Affairs

      Prior to the restructuring, the Governmental Affairs function was part of the Legal Services group and was performed locally by employees of the various Electric Utility Companies. This function has been removed from Legal Services and its employees now report to a Vice President of Governmental Affairs, a newly created position within APSC. The Vice President has two Assistants, one of which handles research and communication with local Governmental Affairs representatives; the other supervises the activities of the local Governmental Affairs representatives. In the near future, Allegheny Power will, for the first time, have a full-time Governmental Affairs representative located in Washington, D.C., who will focus exclusively on federal legislation and its effect on Allegheny Power and the electric industry. As of January 1, 1997, all Governmental Affairs employees will be APSC employees.

      B.  AYP Capital, Inc.

      AYP Capital, Inc. (AYP), a subsidiary of APS, Inc., has been authorized by this Commission to engage in certain unregulated activities, but it does not presently have any employees. After the restructuring, AYP and its subsidiaries will continue to receive services from APSC under existing service agreements.

      Although it is not formally part of the restructuring, AYP's operations will be affected by the activities of the Retail Marketing business unit. The Retail Marketing business unit will, to the extent legally permissible, sell unregulated services on behalf of AYP to end-users. Currently approved services which AYP may provide include energy management services, demand-side management services, and consulting services. AYP will offer only those products and services for which it has received approval from this Commission. The energy services and consulting business lines of AYP report to the Vice President of Retail Marketing.

      AYP is also approved to invest in exempt wholesale generators
(EWGs), independent power producers (IPPs), and foreign utility companies (FUCOs). AYP has several of these types of investments, including AYP Energy, Inc. (Energy), an EWG authorized to sell wholesale power at market based rates, and the Latin American Energy and Electricity Fund, which invests in FUCOs. Pursuant to prior authority granted by this Commission, AYP also has invested in the Envirotech Fund. The reporting responsibility for these activities will remain unchanged.

      C.  Reasons for Restructuring

      Allegheny Power is restructuring in order to prepare to functionally unbundle electric services consistent with best meeting customer needs and the evolving regulatory structure of the industry and to operate more efficiently.

      Customers no longer want "one-size-fits-all" electric service; they want customized services at competitive prices. In order to achieve this, bundled electric services must be unbundled. Electric companies have traditionally provided energy generation and delivery services as a single package. Unbundling will enable electric companies to generate and sell electricity in the competitive marketplace while separately providing delivery services to their customers.

      The Federal Energy Regulatory Commission (FERC) has mandated the separation of generation and transmission in the wholesale market. (See the Final Rule, Order 888, published April 24,
1996.)  In that Order, FERC stated:

                  We conclude that functional unbundling
            of wholesale services is necessary to
            implement non-discriminatory open access transmission and that corporate unbundling should not now be required. As we explained in the NOPR [Notice of Proposed Rulemaking], functional unbundling means three things:

                  (1) a public utility must take
                  transmission services (including
                  ancillary services) for all of its
                  new wholesale sales and purchases
                  of energy under the same tariff of
                  general applicability as do others;

                  (2) a public utility must state
                  separate rates for wholesale
                  generation, transmission, and
                  ancillary services;

                  (3) a public utility must rely on
                  the same electronic information
                  network that its transmission
                  customers rely on to obtain
                  information about its transmission
                  system when buying or selling
                  power.


      Although the final FERC rule does not require corporate restructuring, it does require functional separation of generation and transmission.

      In the retail market, separation of the generation and delivery functions, although not yet required in the states served by Allegheny Power, is good public policy. The restructuring will enable Allegheny Power to provide the separate electric services that customers desire in a manner that is consistent with evolving regulatory requirements.

      As a result of the restructuring, Allegheny Power expects to provide improved services more efficiently. By reorganizing and eliminating certain processes and consolidating functions, Allegheny Power expects to perform its functions with approximately 1,200 fewer employees. Some savings from employee reductions will be offset by additional expenses for technology, facilities revisions required by the restructuring and other improvements in operations of the business units.

      It is expected that all costs associated with the restructuring program will be recovered primarily through cost savings over a period of two years after staff reductions. (Total restructuring costs are estimated to be in the area of $100 million, pre-tax; total expected savings are expected to be in the area of $60 million per year, pre-tax<F2>.) Initially, savings from restructuring are expected to be less than Allegheny Power's investments in information systems, employee training and development, the Customer Service Center, and other areas which will facilitate efficient operations. However, the overall operating and maintenance budget for the Electric Utility
Companies (including savings from staff reductions and additional expenses to improve operations for the years 1996 through 1999) is expected to remain level. (The operating and maintenance budgets for each individual Electric Utility Company may vary from year to year.) Increases in the number of employees are expected for Retail Marketing and for AYP Capital, Inc.

      In addition, the business and support units are emphasizing improvements in service to external and internal customers. For example, the generating stations are being operated by shift teams composed of employees with various skills. As a result of organizing by business units, improvements will be implemented efficiently and consistently across the entire generation, transmission, and operating groups rather than on a company-by-company basis.


<F2>  Allegheny Power's restructuring and re-engineering activities are expected to result in a reduction of approximately 1,200 employees. The expected savings from restructuring are due mainly to this reduction in force. Based on an average annual salary for Allegheny Power employees of $50,000, total restructuring savings are expected to be approximately $60,000,000 per year (1200 x $50,000 = $60,000,000).

      Except for the union work force and possibly some other employees, the management, engineering, maintenance, legal, accounting, payables, and administrative and support functions previously performed by employees of the Electric Utility Companies will be supplied, after the realignment, by employees of APSC. By January 1, 1997, all non-union employees of the Electric Utility Companies will be employees of APSC. The cost of services which they provide will be determined in accordance with Rules 90 and 91 under the 1935 Act and will be either direct-billed or billed in accordance with the existing cost allocation methods under the Service Agreements. As compared with January 1, 1996, the restructuring of Allegheny Power is expected to result in the net transfer of approximately 2800 non-union employees to APSC from the Electric Utility Companies. This transfer will increase overall employment by APSC and virtually eliminate non-union employment by the Electric Utility Companies.

      D.  Control over APSC

      A number of factors ensure that the Electric Utility Companies have the means to judge the need for APSC services and to monitor the quality and value of the services being provided. These factors include the budget process, Commission-approved work order procedures to track and document the initiation of services, billing and review procedures to ensure the accuracy of service company billings, review and approval of work orders and billings by designated Electric Utility Company representatives, and internal audit examinations.

      As in the past, operating and construction budgets continue to be prepared separately for the Electric Utility Companies, for review and approval by their Boards of Directors. Expenditures are monitored against these budgets on a monthly basis. Electric Utility Company financial results are produced monthly for internal analysis and review by the Boards of Directors and are issued to the public and state regulatory commissions quarterly. The internal audits department and the external auditors continue to review APSC charges. Separate individual audit opinions for individual APSC billings to all Allegheny Power companies and for the financial condition and financial statements of each Electric Utility Company are obtained annually from an independent public accounting firm.

      Under existing Commission authority, each of the Electric Utility Companies pays to APSC all costs that reasonably can be identified and related to a particular transaction or service performed on its behalf. These costs are documented using work order numbers in accordance with the Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies. Designated Electric Utility Company representatives review new work orders and the Regulation and Rates department, which is independent of the billing function, analyzes each month's APSC departmental billing summaries to the Electric Utility Companies to ensure billing to the proper company. All APSC time documents are reviewed and approved by a department head or executive of APSC, including review of the time document charges in relationship to a department's function and employees' work schedule. The review also ensures that the time document indicates the work order number charged. Pursuant to controls built into APSC's accounting system, a transaction requiring a work order will not be processed unless there is a work order number provided. All project work orders for a single Electric Utility Company in excess of $100,000 must be approved by a designated Electric Utility Company representative. With respect to project work orders where more than one Electric Utility Company is involved, APSC will obtain a prior authorization from an Electric Utility Company representative, acting as a representative for all the affected companies, for each multiple party work order in excess of $500,000.

      APSC bills to the Electric Utility Companies are reviewed and approved by an Electric Utility Company representative prior to payment. Detailed APSC information (i.e. time sheets, invoices) is available upon request. Electric Utility Company representatives will, if necessary, contact responsible APSC managers for explanations of unusual items. In general, disagreements are resolved, if possible, by direct communication and negotiation between the Electric Utility Company representative and APSC departments. Where consensus on selected matters cannot be reached, the matter is referred to executives in the Electric Utility Company and APSC. The basis for the allocation of costs will be reviewed annually by APSC department heads to ensure that the allocation basis continues to be reasonable and have a relationship to the types of services or functions provided by the departments. APSC will continue to work with the staff of the Commission to ensure that the allocation methods effectively allocate costs according to benefits received. APSC accounting staff verifies that every multiple party work order has the correct cost allocation method.

      Another control which is performed every month is the reconciliation of APSC billings to APSC expenses with regard to services rendered for the Electric Utility Companies. Such reconciliation ensures that all expenses have been billed, and it also immediately detects any over-or under-billings. Audits provide an additional control measure. Almost all APSC charges are processed through one of two systems - Accounts Payable and Payroll. Both of these systems, which are scheduled for audit in 1997, accumulate charges utilizing work orders. Therefore, a review of the work order process will be an integral part of the review. Audit Services continues to meet at least twice a year with the Audit Committees of the Boards of Directors of APS, Inc., APSC, and the Electric Utility Companies (which Audit Committees are comprised solely of outside directors) to review audit plans and findings. In addition, the Director, Audit Services will continue to have open and direct access to the Chairmen of the Audit Committees. These procedures will ensure that costs associated with the services performed by APSC on behalf of the Electric Utility Companies are properly authorized, allocated, and tracked.

      E.  Cost Allocation

      Under existing Commission authority, each of the Electric Utility Companies pays to APSC all costs which reasonably can be identified and related to a particular transaction or service performed by APSC on its behalf. These costs are captured in work orders in accordance with the Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies. APSC's current method of allocations will be maintained in the restructured organization.

      APSC maintains a separate record of the expenses for each department. Expenses are reported as departmental expenses, incremental out-of-pocket expenses, or overhead expenses. Departmental expenses consist of salaries and employee expenses, employee welfare expenses, rents, expenses of training and development of APSC's employees, and all other expenses attributable to, or necessary to, the operation of the department. Incremental out-of-pocket expenses are expenses incurred for the direct benefit and convenience of a particular company or group of companies and are charged solely to such company(ies). Overhead expenses include costs of maintaining the corporate existence, such as taxes, outside auditing and legal fees, and other corporate expenses.

            1.  Allocation of Departmental and Out-of-Pocket
                  Expenses

      Departmental and out-of-pocket expenses incurred by APSC are accumulated by specific, identifiable work order numbers and directly billed to the receiving company(ies). APSC will continue to use controls and procedures relating to the existing work order accounting system reviewed by this Commission pursuant to a prior audit. These procedures ensure that costs associated with the services performed on behalf of the receiving company are properly authorized, allocated, and tracked. Work orders are established and administered in accordance with the Commissions' Uniform System of Accounts for Mutual and Subsidiary Service Companies.

      When a service is rendered for the benefit of two or more companies, the costs are shared by the receiving companies in proportion to the average electric operating revenues of each (exclusive of sales to another APS subsidiary), operating and maintenance expenses (exclusive of fuel, deferred fuel, and purchased power and exchanges), kilowatthours sold to regular customers (other than to the APS subsidiaries), and total electric plant in service (less reserves for depreciation and amortization), over the three preceding calendar years.

                  2.  Allocation of Overhead Expenses

      Overhead expenses and the cost of services rendered by APSC are distributed among receiving companies in direct proportion to the amount of department expenses charged to or allocated to such companies.

      The foregoing billing principles will remain the basis for APSC's charges to the Electric Utility Companies unless and until modified or until new principles are adopted and reported to and/or approved by the Commission.

            F.  Proposed Amendment to Service Agreements

      The Proposed Amendment to the Service Agreements is attached as Exhibit B-1. The services described in the Proposed Amendment and centralized in APSC as a result of the restructuring represent a logical extension of existing services to reflect changed business conditions and cost reduction opportunities. They therefore do not represent a fundamental change in the essential character of the services previously rendered by APSC. They will be billed in the same manner, using existing allocation methods, as other similar services which heretofore have been provided by APSC.

        II.  Electric Utility Companies Providing Services To One Another

      One effect of the restructuring was to combine certain services which were previously performed separately by each Electric Utility Company. The Electric Utility Companies propose to enter into the Service Agreement attached hereto as Exhibit B-2 in order to perform certain services for one another.

      The Electric Utility Company performing work for an affiliated Electric Utility Company will accumulate the actual costs incurred in providing authorized services through the use of specific, identifiable work order numbers or by FERC accounts and will bill the receiving company based on the amounts accumulated. Employee timesheets will be used to record the amount of time employed in rendering such services. Out-of-pocket expenses which are expended in regard to specific services will also be recorded.

      The total cost of a particular service will be the sum of: facilities charges, in order to recover depreciation and return on investment on fixed assets; working capital charges, where appropriate; all labor charges, including related payroll overheads and out-of-pocket expenses; and any related overhead charge associated with out-of-pocket costs. The billing process will be done monthly. In return for services performed by an Electric Utility Company, the recipient of the services will pay the Electric Utility Company which performs the service the actual costs incurred by it in providing the service, calculated in accordance with Rules 90 and 91 of the 1935 Act.

      The following services have been consolidated and may be performed by one or more of the Electric Utility Companies for another Electric Utility Company:

            A.  Operations Services

      At West Penn's Connellsville Center, the restructuring consolidated certain engineering and construction work that had previously been performed by Monongahela and Potomac Edison.
Also, certain of the work that was previously performed by West Penn was consolidated at Potomac Edison's Bower Avenue location. The Electric Utility Companies believe that consolidation of those functions will result in increased efficiency for the entire System.

                  1.  Material Supply and Distribution System

      Transmission and distribution materials are supplied from West Penn's Connellsville storeroom and Potomac Edison's Bower

Avenue storeroom to all locations for the three Electric Utility
Companies.

                  2.  Distribution Transformer/Regulator Repair

      Repair of distribution transformers as well as regulator repairs for all three Electric Utility Companies may be consolidated at West Penn's Connellsville Center. Currently, this work is also being performed in Hagerstown.

                  3.  Oil Circuit Recloser Repair

      West Penn's Connellsville Center is the central oil circuit recloser (OCR) repair site for Monongahela and West Penn. OCR repairs for Potomac Edison are performed at Hagerstown. Future cost comparison studies will determine whether all of the OCR repairs should be performed at Connellsville.

                  4.  Rubber Goods Repair and Testing


      For all three Electric Utility Companies, testing and inspection of rubber goods, such as gloves, sleeves, and blankets have been consolidated at West Penn's Connellsville location.

                  5.  Metering

      Most meter test activities for the three Electric Utility Companies have been consolidated at West Penn's Connellsville location, although some wiring of meter packages for all three Electric Utility Companies is still performed at Hagerstown.

                  6.  Other Operations Services

      Other operations services which have been consolidated, but are still performed, at least in part, by Electric Utility Company employees, include: Building Management, Transportation Services,

Substation Construction, Substation Maintenance, and
Telecommunications Operations.

            B.  Customer Service Center

      As noted above, a consolidated state-of-the-art Customer Service Center will be located in Fairmont, and its employees will answer incoming customer calls to the Electric Utility Companies via one toll-free number. At present, its functions may be performed by employees of APSC or by employees of any of the Electric Utility Companies. Therefore, the Electric Utility Companies may perform services for one another which include responding to customer inquiries, initiating new service, dispatching service and line crews in response to power outages, handling credit and collection activities, responding to customer and Public Service Commission complaints, and managing the meter reading and billing activities.

            C.  Office Services/Mail Payment

      Currently, employees of one or more of the Electric Utility Companies may perform payment processing services for one or more of the other Electric Utility Companies. In addition, the Electric Utility Companies may perform certain office services, including secretarial, typing, mail room services, duplicating, fleet administration, and other similar services, for one another.

      III.  All System Companies Allocation Factor

      APSC is requesting authority from this Commission to use the All System Companies Allocation Factor for unregulated subsidiaries of Allegheny Power. This factor is used when work or expenses are to be billed to all companies in Allegheny Power. This allocation factor, which was previously used for billings to the Electric Utility Companies and APS, Inc., has been expanded to include billings all companies in Allegheny Power, including unregulated subsidiaries.

      The allocation factor will be based on the average of the prior three years' direct costs charged by APSC to each Allegheny
Power company. Examples of the types of services using this new allocation factor are system tax work, investor relations, financial consolidations, and corporate communications.

      IV.          Compliance with Rule 54

      Rule 54 provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators (EWGs) or foreign utility companies (FUCOs), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization of earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. The requirements of Rule 53(a), (b), and (c) are satisfied.

      Rule 53(a)(1). APS, Inc. has one EWG subsidiary, AYP Energy, Inc., which recently received approval of its application with the FERC to declare its 50% interest in Unit No. 1 at the Fort Martin Power Station a hybrid EWG. As of June 30, 1996, APS, Inc., through its subsidiary, AYP Capital, Inc., had invested $0 in AYP Energy, Inc. This investment represents less than 1% of $981 million, the average of the consolidated retained earnings of APS, Inc. reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended June 30, 1996.

      Rule 53(a)(2). AYP Energy, Inc. will maintain books and records and make available the books and records required by Rule
53(a)(2).

      Rule 53(a)(3). No more than 2% of the employees of the Electric Utility Companies will, at any one time, directly or indirectly render services to AYP Energy, Inc.

      Rule 53(a)(4). APS, Inc. will submit a copy of Item 9 and Exhibits G and H of APS, Inc.'s Form U5S to each of the public service commissions having jurisdiction over the retail rates of the Electric Utility Companies.

      Rule 53(b). (i) Neither APS, Inc. nor any if its subsidiaries is the subject of any pending bankruptcy or similar proceeding; (ii) APS, Inc.'s average consolidated retained earnings for the four most recent quarterly periods ending on June 30, 1996 ($981 million) represented an increase of approximately $24 million (or 2.5%) in the average consolidated retained earnings from the previous four quarterly periods ended on June 30, 1995 ($957 million); and (iii) for the year ended December 31, 1995, there were no losses attributable to APS, Inc.'s investments in AYP Capital other than $572,000 in preliminary development and start-up costs.

      Rule 53(c). Rule 53(c) is inapplicable because the requirements of Rule 53(a) and (b) have been satisfied.

ITEM 2.     FEES, COMMISSIONS, AND EXPENSES

      No fees, commissions, or expenses, other than ordinary fees and expenses of APSC estimated not to exceed $1,000, and the services of APSC personnel, which are to be billed at cost, are to be paid in connection with the proposed transaction.

ITEM 3.     APPLICABLE STATUTORY PROVISIONS

      Applicants have been advised that Section 13(b) of the 1935
Act and Rules 80 through 94 thereunder may be applicable to the proposed transactions described herein.

ITEM 4.     REGULATORY APPROVAL

      The Proposed Amendment and the Service Agreement between the Electric Utility Companies have been expressly authorized by the Virginia State Corporation Commission as to Potomac Edison. The Proposed Amendment and the Service Agreement between the Electric Utility Companies have been expressly authorized by the Public Service Commission of West Virginia as to Monongahela and Potomac Edison. The Proposed Amendment and the Service Agreement between the Electric Utility Companies have been expressly authorized by the Pennsylvania Public Utility Commission as to West Penn.
Copies of applications to such commissions and copies of the orders of such commissions are attached as Exhibit D-1 through D-
6. No commission other than the Securities and Exchange Commission and these commissions has jurisdiction over the proposed transaction.

ITEM 5.     PROCEDURE

      It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's Order permitting this Application or Declaration to become effective be issued on or before July 25, 1997. APSC and APS, Inc. waive any recommended decision by a hearing officer or by any other responsible officer of the Commission and waive the 30-day waiting period between the issuance of the Commission's Order and the date it is to become effective since it is desired that the Commission's Order, when issued, become effective forthwith. APSC and APS, Inc. consent to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or Order in this matter, unless the Office opposes the matter covered by this Application or Declaration.

ITEM 6.     EXHIBITS AND FINANCIAL STATEMENTS
            (a)   Exhibits:

                  B-1   Proposed Amendment to Service Agreements -
                           APSC, Monongahela Power, Potomac Edison, and West Penn (previously filed)

                  B-2   Service Agreement between Monongahela,
                           Potomac Edison, and West Penn (previously filed)

                  B-3   Organizational Charts (APS, Inc., APSC,
                           Monongahela, Potomac Edison, and West Penn) before Restructuring (previously filed)

                  B-4   Organizational Charts (APS, Inc., APSC,
                           Monongahela, Potomac Edison, and West Penn) after Restructuring (previously filed)

                  D-1   Application to the Pennsylvania Public
                           Utility Commission (previously filed)

                  D-2   Application to the Virginia State Corporation
                           Commission (previously filed)

                  D-3   Application to the Public Service Commission
                           of West Virginia (previously filed)

                  D-4   Order of the Pennsylvania Public Utility
                           Commission (previously filed)

                  D-5   Order of the Virginia State Corporation
                           Commission (previously filed)

                  D-6   Order of the Public Service Commission of
                           West Virginia (previously filed)

                  F     Opinion of Counsel (previously filed)

                  G     Financial Data Schedules (previously filed)

                  H     Form of Notice (previously filed)


            (b)   Financial Statements (previously filed)

                  Balance Sheets per books as of June 30, 1996 for:

                  1-A   Monongahela Power

                  2-A   Potomac Edison

                  3-A   West Penn Power

                  4-A   APS, Inc. and subsidiaries (consolidated)


                  Statements of income and retained earnings per books for the 12 months ended June 30, 1996 for:

                  1-B   Monongahela Power

                  2-B   Potomac Edison

                  3-B   West Penn Power

                  4-B   APS, Inc. and subsidiaries (consolidated)


ITEM 7.     INFORMATION AS TO ENVIRONMENTAL EFFECTS
      It is believed that permitting this Application or

Declaration to become effective will not constitute a major
Federal action significantly affecting the quality of the human environment. No other Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.

                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
                                    ALLEGHENY POWER SERVICE
                                    CORPORATION

                                    By:     /s/ Thomas K. Henderson
                                           Thomas K. Henderson,
                                           Vice President


                                    MONONGAHELA POWER COMPANY



                                     By:   /s/ Thomas K. Henderson
                                           Thomas K. Henderson,
                                           Vice President


                                    THE POTOMAC EDISON COMPANY



                                     By:  /s/ Thomas K. Henderson
                                           Thomas K. Henderson,
                                           Vice President

                                    WEST PENN POWER COMPANY



                                     By:    /s/ Thomas K. Henderson
                                           Thomas K. Henderson,
                                           Vice President
Original filing:  October 21, 1996
Amended filing:  July 18, 1997
Amended filing:  July 21, 1997
Amended filing:  July 23, 1997




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